# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Custom Truck One Source, Inc., CIK 0001709682
CUSIP: 23204X103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 7701 Independence Ave, Kansas City, Missouri (MO), 64125
Date of event which requires filing of this statement: 01/30/2025
Amends the filing with accession number 0001193125-20-315888
Filed by CIK 0001228754
Persons authorized to receive notices and communications: John Holland, 360 North Crescent Drive, South Building, Beverly Hills, California (CA), 90210, (310) 712-1850

## Reporting persons
- Platinum Equity Capital Partners V, L.P. (CIK 0001778958): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 156,743,635; sole dispositive power 0; shared dispositive power 156,743,635; aggregate amount beneficially owned 156,743,635 (69.6% of the class)
- Platinum Equity Partners V, L.P. (CIK 0001854950): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 156,743,635; sole dispositive power 0; shared dispositive power 156,743,635; aggregate amount beneficially owned 156,743,635 (69.6% of the class)
- Platinum Equity Partners V, LLC (CIK 0001854827): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 156,743,635; sole dispositive power 0; shared dispositive power 156,743,635; aggregate amount beneficially owned 156,743,635 (69.6% of the class)
  Comment: Limited Liability Company
- Platinum Equity Investment Holdings V, LLC (CIK 0001854932): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 156,743,635; sole dispositive power 0; shared dispositive power 156,743,635; aggregate amount beneficially owned 156,743,635 (69.6% of the class)
  Comment: Limited Liability Company
- Platinum Equity Investment Holdings V Manager, LLC (CIK 0001854967): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 156,743,635; sole dispositive power 0; shared dispositive power 156,743,635; aggregate amount beneficially owned 156,743,635 (69.6% of the class)
  Comment: Limited Liability Company
- Platinum Equity InvestCo, L.P. (CIK 0001756331): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 156,743,635; sole dispositive power 0; shared dispositive power 156,743,635; aggregate amount beneficially owned 156,743,635 (69.6% of the class)
- Platinum InvestCo (Cayman), LLC (CIK 0001766567): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 156,743,635; sole dispositive power 0; shared dispositive power 156,743,635; aggregate amount beneficially owned 156,743,635 (69.6% of the class)
  Comment: Limited Liability Company
- Platinum Equity Investment Holdings IC (Cayman), LLC (CIK 0001756330): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 156,743,635; sole dispositive power 0; shared dispositive power 156,743,635; aggregate amount beneficially owned 156,743,635 (69.6% of the class)
  Comment: Limited Liability Company
- Platinum Equity Investment Holdings, LLC (CIK 0001634372): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 156,743,635; sole dispositive power 0; shared dispositive power 156,743,635; aggregate amount beneficially owned 156,743,635 (69.6% of the class)
  Comment: Limited Liability Company
- Platinum Equity, LLC (CIK 0001228754): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 156,743,635; sole dispositive power 0; shared dispositive power 156,743,635; aggregate amount beneficially owned 156,743,635 (69.6% of the class)
  Comment: Limited Liability Company
- Tom Gores (CIK 0001471783): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 156,743,635; sole dispositive power 0; shared dispositive power 156,743,635; aggregate amount beneficially owned 156,743,635 (69.6% of the class)
- PE One Source Holdings, LLC (CIK 0001855018): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 156,743,635; sole dispositive power 0; shared dispositive power 156,743,635; aggregate amount beneficially owned 156,743,635 (69.6% of the class)
  Comment: Limited Liability Company

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Custom Truck One Source, Inc.
Address of issuer's principal executive offices: 7701 Independence Ave, Kansas City, Missouri (MO), 64125
Comment: This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission (the "SEC") on December 11, 2020, as amended to date (the "Schedule 13D"), relating to the common stock, par value $0.0001 per share (the "Common Stock"), of Custom Truck One Source, Inc. (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Stock Purchase Agreement

On January 30, 2025, PE One Source Holdings, LLC ("PE One Source") entered into a stock purchase agreement (the "ECP Stock Purchase Agreement") with NESCO Holdings, LP and ECP Cardinal Holdings, LP, pursuant to which PE One Source purchased an aggregate of 8,143,635 shares of Common Stock at a price of $4.00 per share. PE One Source obtained the funds for the acquisitions of securities reported herein through capital contributions its members.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Stock Purchase Agreement

Item 3 above summarizes the ECP Stock Purchase Agreement and is incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons, including its designees to the Issuer's Board in their positions as directors of the Issuer, may engage in discussions with management, the Board, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages is incorporated by reference to this Item 5.

The ownership information set forth herein represents beneficial ownership of Common Stock as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons as of the date hereof, based on 225,288,832 shares of Common Stock outstanding as of January 30, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained on the cover pages is incorporated by reference to this Item 5.

PE One Source is the record holder of the securities reported herein. Tom Gores is the manager of Platinum Equity, LLC, which is the sole member of Platinum Equity Investment Holdings, LLC, which is the sole member of Platinum Equity Investment Holdings IC (Cayman), LLC, which is the general partner of Platinum Equity InvestCo, L.P., which is the sole member of Platinum Equity Investment Holdings V, LLC, which is the sole member of Platinum Equity Partners V, LLC, which is the general partner of Platinum Equity Partners V, L.P., which is the general partner of Platinum Equity Capital Partners V, L.P., which holds a majority of the outstanding equity of PE One Source.

Additionally, Platinum Equity, LLC is also the sole member of Platinum Equity Investment Holdings V Manager, LLC, which is the sole manager of Platinum Equity Investment Holdings V, LLC. Platinum Equity, LLC and Tom Gores together hold a controlling interest in Platinum InvestCo (Cayman), LLC, which holds a controlling interest in Platinum Equity InvestCo, L.P. By virtue of these relationships, each of these entities and Mr. Gores may be deemed to share beneficial ownership of the securities held of record by PE One Source.
Transactions in the class effected during the past sixty days: Other than the ECP Stock Purchase Agreement, as reported in Item 4, the Reporting Persons have not effected any transactions in the Issuer's Common Stock in the last 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Platinum Equity Capital Partners V, L.P.: By: Platinum Equity Partners V, L.P., its general partner; By: Platinum Equity Partners V, LLC, its general partner; /s/ Ty Renbarger, Ty Renbarger, Vice President (02/03/2025)
- Platinum Equity Partners V, L.P.: By: Platinum Equity Partners V, LLC, its general partner, /s/ Ty Renbarger, Ty Renbarger, Vice President (02/03/2025)
- Platinum Equity Partners V, LLC: /s/ Ty Renbarger, Ty Renbarger, Vice President (02/03/2025)
- Platinum Equity Investment Holdings V, LLC: /s/ Barbara Velasco, Barbara Velasco, Assistant Secretary (02/03/2025)
- Platinum Equity Investment Holdings V Manager, LLC: /s/ Barbara Velasco, Barbara Velasco, Assistant Secretary (02/03/2025)
- Platinum Equity InvestCo, L.P.: By: Platinum Equity Investment Holdings IC (Cayman), LLC, its general partner, /s/ Mary Ann Sigler, Mary Ann Sigler, President (02/03/2025)
- Platinum InvestCo (Cayman), LLC: /s/ Mary Ann Sigler, Mary Ann Sigler, President (02/03/2025)
- Platinum Equity Investment Holdings IC (Cayman), LLC: /s/ Mary Ann Sigler, Mary Ann Sigler, President (02/03/2025)
- Platinum Equity Investment Holdings, LLC: /s/ Ty Renbarger, Ty Renbarger, Vice President (02/03/2025)
- Platinum Equity, LLC: /s/ Mary Ann Sigler, Mary Ann Sigler, Executive Vice President, Chief Financial Officer and Treasurer (02/03/2025)
- Tom Gores: /s/ Mary Ann Sigler, Mary Ann Sigler, Attorney-in-Fact (02/03/2025)
- PE One Source Holdings, LLC: /s/ Ty Renbarger, Ty Renbarger, Vice President (02/03/2025)